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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

Nobel Learning Communities, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
654889104
(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, California 90071
(213) 485-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	654889104	Page	2	of	16

1	NAMES OF REPORTING PERSONS: KU Learning, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,883,500 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,883,500 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.

CUSIP No.	654889104	Page	3	of	16

1	NAMES OF REPORTING PERSONS: Mounte LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,883,500 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,883,500 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.

CUSIP No.	654889104	Page	4	of	16

1	NAMES OF REPORTING PERSONS: ET Holdings, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,883,500 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,883,500 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.

CUSIP No.	654889104	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Hampstead Associates, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,883,500 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,883,500 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.

CUSIP No.	654889104	Page	6	of	16

1	NAMES OF REPORTING PERSONS: Mollusk Holdings, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,022,087 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,022,087 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,022,087 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Includes 138,587 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

(2)	Based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.

CUSIP No.	654889104	Page	7	of	16

1	NAMES OF REPORTING PERSONS: Cephalopod Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,022,087 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,022,087 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,022,087 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Includes 138,587 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

(2)	Based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.

CUSIP No.	654889104	Page	8	of	16

1	NAMES OF REPORTING PERSONS: Lawrence Investments, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,022,087 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,022,087 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,022,087 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Includes 138,587 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

(2)	Based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.

CUSIP No.	654889104	Page	9	of	16

1	NAMES OF REPORTING PERSONS: Lawrence J. Ellison

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,022,087 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,022,087 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,022,087 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes 138,587 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

(2)	Based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.

CUSIP No.	654889104	Page	10	of	16

1	NAMES OF REPORTING PERSONS: Ridgeview Associates, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,883,500 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,883,500 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,883,500 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.

CUSIP No.	654889104	Page	11	of	16

1	NAMES OF REPORTING PERSONS: Blesbok LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		868,518 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

868,518 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

868,518 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.6% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Includes (i) a warrant to purchase up to an aggregate of 531,255 shares of Common Stock and (ii) 337,263 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

(2)	The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

(3)	Based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.

CUSIP No.	654889104	Page	12	of	16

1	NAMES OF REPORTING PERSONS: Michael R. Milken

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,752,018 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,752,018 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,752,018 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes (i) a warrant to purchase up to an aggregate of 531,255 shares of Common Stock and (ii) 337,263 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

(2)	The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

(3)	Based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.

CUSIP No.	654889104	Page	13	of	16

1	NAMES OF REPORTING PERSONS: Lowell J. Milken

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,752,018 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

2,752,018 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,752,018 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes (i) a warrant to purchase up to an aggregate of 531,255 shares of Common Stock and (ii) 337,263 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

(2)	The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

(3)	Based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.

     This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities Exchange Commission (the “Commission”) on January 14, 1998, as amended by Amendment No. 1 thereto filed with the Commission on June 2, 1998, Amendment No. 2 thereto filed with the Commission on November 10, 1999, Amendment No. 3 thereto filed with the Commission on December 31, 2002, Amendment No. 4 thereto filed with the Commission on March 14, 2003, Amendment No. 5 thereto filed with the Commission on May 28, 2003, Amendment No. 6 thereto filed with the Commission on September 10, 2003 and Amendment No. 7 thereto filed with the Commission on February 23, 2004 (together, the “Schedule 13D”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D.
     Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 2. Identity and Background.
     The information in Item 2 is hereby amended and supplemented by adding the following thereto:
     On April 15, 2004, since the last filing of an amendment to the Schedule 13D, ET Consolidated dissolved and is no longer considered a Reporting Person.
     On October 20, 2004, since the last filing of an amendment to the Schedule 13D, Knowledge Universe changed its name to Krest LLC (“Krest”). On December 30, 2005, Krest contributed its entire membership interest in KU Learning to its wholly owned subsidiary, Mounte LLC, a Delaware limited liability company (“Mounte”). On December 31, 2005, Krest dissolved and the membership interests in Mounte were distributed to the members of Krest. As a result, Krest (formerly known as Knowledge Universe) is not considered a Reporting Person. Mounte, together with each of the previously disclosed Reporting Persons, other than Krest (formerly known as Knowledge Universe) and ET Consolidated, are now the “Reporting Persons.”
     The principal business of Mounte is to own or hold interests in other companies and businesses, primarily, but not limited to, companies and businesses engaged in education. The principal executive offices and principal business of Mounte is located at 1250 Fourth Street, Santa Monica, California 90401.
     During the last five years, Mounte has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     During the last five years, Mounte has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On March 31, 2006, Blesbok acquired from Allied Investments, LP, a Delaware limited partnership and successor-in-interest to Allied Investment Corporation, a Delaware corporation, and Allied Capital Corporation, a Maryland corporation (“Allied Capital”) and successor-in-interest to Allied Capital Corporation II, a Maryland corporation (collectively, “Allied”), 176,072 shares of the Company’s Series F Convertible Preferred Stock, $.001 par value (the “Series F Preferred Stock”), 1,063,830 shares of the Company’s Series D Convertible Preferred Stock, $.001 par value (the “Series D Preferred Stock”), and a warrant to purchase shares of the Company’s Common Stock, $.001 par value (the “Warrant,” and, together with the Series F Preferred Stock and the Series D Preferred Stock, the “Additional Equity Securities”) for an aggregate purchase price of $3,558,385. As of March 31, 2006, the Series F Preferred Stock is convertible into 176,072 shares of Common Stock, subject to anti-dilution adjustment. As of March 31, 2006, the Warrant is exercisable for an aggregate of 531,255 shares of Common Stock, subject to anti-dilution adjustment. The funds for the purchase of the Additional Equity Securities were provided to Blesbok by its members, Michael R. Milken and Lowell J. Milken.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and supplemented by adding the following thereto:
     Blesbok may be deemed to beneficially own an aggregate of 868,518 shares of Common Stock which it has the right to acquire upon conversion of the Series F Preferred Stock and the exercise of purchase rights under the Warrant, representing approximately 11.6% of the outstanding shares of Common Stock, based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.
     As the managing members of Blesbok, Michael R. Milken and Lowell J. Milken may be deemed to share the powers of voting and disposition of the shares of Common Stock beneficially owned by Blesbok (and other entities as described in the Schedule 13D). As such, Michael R. Milken and Lowell J. Milken may be deemed to beneficially own an aggregate of 2,752,018 shares of Common Stock, representing approximately 36.7% of the outstanding shares of Common Stock, based on 7,506,973 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 14, 2006.
     Blesbok also owns an aggregate of 1,063,830 shares of the Series D Preferred Stock, which are not convertible into Common Stock.
     All references herein to the Series F Preferred Stock include payment in kind dividends from original issuance through March 31, 2006.
     Except as described in this Amendment No. 8, the Reporting Persons have not effected transactions in the Common Stock of the Company during the past 60 days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by the Schedule 13D and this Amendment No. 8.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information in Item 5 is hereby amended and supplemented by adding the following thereto:
     In connection with the acquisition of securities, Allied assigned rights to Blesbok under the following agreements: (i) First Amended and Restated Registration Rights Agreement between the Company and Allied Capital, dated as of June 30, 1998, as amended June 17, 2003 and September 9, 2003 and (ii) Registration Rights Agreement between the Company, Allied Capital, Camden Partners Strategic Fund II-A, L.P., a Delaware limited partnership, Camden Partners Strategic Fund II-B, L.P., a Delaware limited partnership, Mollusk and Blesbok.

Item 7. Material Exhibits to be Filed.
     The information in Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit 1	Joint Filing Agreement

Exhibit 2	Securities Purchase Agreement
[Signature Pages Follow]

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 31, 2006	KU LEARNING, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Assistant Secretary

Dated: March 31, 2006	MOUNTE LLC
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: March 31, 2006	ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Assistant Secretary

Dated: March 31, 2006	HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company
Its: Manager

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

Dated: March 31, 2006	MOLLUSK HOLDINGS, L.L.C.,
a California limited liability company

By: CEPHALOPOD CORPORATION a California corporation Its: Member

/s/ Philip B. Simon

By: Philip B. Simon
Its: President

Dated: March 31, 2006	CEPHALOPOD CORPORATION,
a California corporation

/s/ Philip B. Simon

By: Philip B. Simon
Its: President

Dated: March 31, 2006	LAWRENCE INVESTMENTS, LLC,
a California limited liability company

/s/ Philip B. Simon

By: Philip B. Simon
Its: President

Dated: March 31, 2006	RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

Dated: March 31, 2006	BLESBOK LLC,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: March 31, 2006	/s/ Philip B. Simon

Lawrence J. Ellison,
an individual
by Philip B. Simon his attorney-in-fact

Dated: March 31, 2006	/s/ Michael R. Milken

Michael R. Milken,
an individual

Dated: March 31, 2006	/s/ Lowell J. Milken

Lowell J. Milken,
an individual

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of March 31, 2006.

Exhibit 2	Securities Purchase Agreement, dated as of March 31, 2006.